Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-138548
Issuer Free Writing Prospectus, dated August 10, 2009
SPRINT NEXTEL CORPORATION
8.375% Notes due 2017
This Free Writing Prospectus relates only to the 8.375% Notes due 2017 of Sprint Nextel Corporation and should be read together with the Preliminary Prospectus Supplement dated August 10, 2009 relating to the 8.375% Notes due 2017.

Issuer:	Sprint Nextel Corporation

Security:	8.375% Notes due 2017

Size:	$1,300,000,000 aggregate principal amount

Maturity Date:	August 15, 2017

Coupon:	8.375%

Price to Public:	98.575% of face amount

Gross Proceeds to Issuer (Before Expenses and Underwriting Discount):	$1,281,475,000

Yield to Maturity:	8.625%

Spread of Benchmark to Treasury:	T + 506 basis points

Benchmark Treasury:	UST 4.75% due August 15, 2017

Ratings:*	Ba2/BB

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2010

Make-Whole Call:	At any time, at the Treasury Rate plus 50 basis points

Change of Control Triggering Event:	If a change of control triggering event occurs, the Issuer will be required, subject to certain conditions, to make an offer to repurchase the Notes at a price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest to the date of repurchase (all as described in the Issuer’s Preliminary Prospectus Supplement dated August 10, 2009 relating to the Notes).

Settlement:	August 13, 2009

CUSIP/ISIN:	852061AF7 / US852061AF78

Joint Book-Running Managers:	J.P. Morgan Securities Inc. Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Co-Managers:	Banc of America Securities LLC
Barclays Capital Inc.
Mitsubishi UFJ Securities (USA), Inc.
RBS Securities Inc.
Daiwa Securities America Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Mizuho Securities USA Inc.
*Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.
     Sprint Nextel Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Sprint Nextel Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement, including the accompanying prospectus, if you request it by contacting J.P. Morgan Securities Inc. by telephone (collect) at 1-212-834-4533, by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-877-858-5407 or by contacting Wells Fargo Securities, LLC by telephone (toll free) at 1-800-326-5897.

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